Exhibit 99.1

INTERIM FINANCIAL REPORT

HALF-YEAR ENDED

30 JUNE 2017

ABN 76 112 202 883

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES

DIRECTORS’ REPORT

Your Directors submit the financial report of Sundance Energy Australia Limited (the “Company” or “the consolidated group”) for the half-year ended 30 June 2017.

Directors

The names of each person who has been a Director during the half-year and to the date of this report are:

Michael D. Hannell — Non-Executive Chairman

Eric P. McCrady — Managing Director and CEO

Damien A. Hannes — Non-Executive Director

Neville W. Martin — Non—Executive Director

Weldon Holcombe — Non-Executive Director

Company Secretary

Damien Connor has been the Company Secretary during the half-year and to the date of this report.

Review of Operations

Revenues and Production.  The following table provides the components of our revenues for the six months ended 30 June 2017 and 2016, as well as each period’s respective sales volumes:

	Six months ended
	30 June		Change	Change
Revenue (In $ ‘000s)	2017	2016	in $	as %
Oil sales	$37,505	$21,021	$16,484	78.4
Natural gas sales	4,152	1,427	2,725	191.0
Natural gas liquids (NGL) sales	2,803	1,768	1,035	58.5
Product revenue	$44,460	$24,216	$20,244	83.6

	Six months ended
	30 June		Change in	Change
Net sales volumes:	2017	2016	Volume	as %
Oil (Bbls)	772,381	601,222	171,159	28.5
Natural gas (Mcf)	1,661,993	1,102,870	559,123	50.7
NGL (Bbls)	151,288	156,501	(5,213)	(3.3)
Oil equivalent (Boe)	1,200,668	941,534	259,134	27.5

Barrel of oil equivalent (Boe) and average net daily production (Boe/d). Sales volume increased by 259,134 Boe (27.5%) to 1,200,668 Boe (6,634 Boe/d) for the six months ended 30 June 2017 compared to 941,534 Boe (5,173 Boe/d) for the same period in prior year primarily due to new well production from 4.0 net wells completed in 2017 and 9.2 net wells completed in the second half of 2016.  As at 30 June 2017, the Company was in the process of drilling 1 gross (1.0 net) well, completing 6 gross (5.9 net) wells, with 2 gross (1.8 net) additional Sundance-operated wells waiting on completion.  As of the date of this report, 6 gross (5.9 net) of the wells in progress at 30 June 2017 have had initial production.

The Eagle Ford contributed 6,203 Boe/d (93.5%) of total sales volume during the six months ended 30 June 2017 compared to 4,467 Boe/d (86.4%) during the same period in prior year (a 38.9% increase). Mississippian/Woodford contributed 431 Boe/d (6.5%) of total sales volume during the six months ended 30 June 2017 compared to 706 Boe/d (13.6%) during the same period in prior year (a 40.0% decrease).  The Company closed on its sale of its Mississippian/Woodford assets on 7 May 2017.

Our sales volume is oil-weighted, with oil representing 64% of total sales volume for the six-months ended 30 June 2017 and 2016.

Oil sales. Oil sales increased by $16.5 million (78.4%) to $37.5 million for the six-months ended 30 June 2017 from $21.0. million for the same period in prior year. The increase in oil revenues was the result of higher oil production volumes ($8.3 million), combined with higher product pricing ($8.2 million). Oil production volumes increased 171,159 Bbls (28.5%) to 772,381 Bbls for the six months ended 30 June 2017 compared to 601,222 Bbls for the same period in prior year. The average realised price on the sale of oil increased by 38.9% to $48.56 per Bbl for the six months ended 30 June 2017 from $34.96 per Bbl for the same period in prior year.

Natural gas sales. Natural gas sales increased by $2.7 million (191%) to $4.2 million for the six months ended 30 June 2017 from $1.4 million for the same period in prior year. The increase in natural gas revenues was the result of increased production volumes ($1.4 million) as well as higher product pricing ($1.3 million). Natural gas production volumes increased 559,123 Mcf (50.7%) to 1,661,993 Mcf for the six months ended 30 June 2017 compared to 1,102,870 Mcf for the same period in prior year. The average realised price on the sale of natural gas increased by 93.1% to $2.50 per Mcf for the six months ended 30 June 2017 from $1.29 per Mcf for the same period in prior year.

NGL sales. NGL sales increased by $1.0 million (58.5%) to $2.8 million for the six months ended 30 June 2017 from $1.8 million for the same period in prior year. The increase in NGL revenues was the result of higher product pricing ($1.1 million), partially offset by lower production volumes ($0.1 million). NGL production volumes decreased 5,213 Bbls (3.3%) to 151,288 Bbls for the six months ended 30 June 2017 compared to 156,501 Bbls for the same period in prior year. The average realised price on the sale of NGL increased by 64.0% to $18.52 per Bbl for the six months ended 30 June 2017 from $11.30 per Bbl for the same period in prior year.

	Six months ended 30 June
Selected per Boe metrics	2017	2016	Change	Percent
Total oil, natural gas and NGL revenue (Boe)	$37.03	$25.72	$11.31	44.0
Lease operating expense (“LOE”) (1)	(6.27)	(5.35)	(0.92)	(17.2)
Workover expense (1)	(2.42)	(0.35)	(2.07)	(591.4)
Production tax expense	(2.37)	(1.83)	(0.54)	(29.5)
Depreciation and amortisation expense	(23.67)	(20.02)	(3.65)	(18.2)
General and administrative expense (“G&A”)	(7.51)	(6.07)	(1.44)	(23.7)
Total operating costs	$(42.24)	$(33.62)	$(8.62)	(25.6)
Net operating revenue (costs)	$(5.21)	$(7.90)	$2.69	34.1

(1) Lease operating expense and workover expense are included together in lease operating expense on the condensed consolidated statement of loss and other comprehensive loss.

Lease operating expenses. LOE increased by $2.5 million (49.4%) to $7.5 million for the six-months ended 30 June 2017 from $5.0 million for the same period in prior year and increased $0.92 per Boe (17.2%) to $6.27 per Boe from $5.35 per Boe. The increase in LOE was primarily driven by changes to certain field operational practices designed to maximize production.

Workover expense. Workover expenses increased by $2.6 million (780.0%) to $2.9 million for the six months ended 30 June 2017 from $0.3 million for the same period in prior year. Workover expense in 2017 was primarily related to pump replacements and tubing repairs to maximize production.

Production taxes. Production taxes increased by $1.1 million (65.1%) to $2.9 million for the six months ended 30 June 2017 due to higher revenue, but decreased as a percentage of revenue (6.4% compared to 7.1% in the prior period.) The percentage of revenue decrease was primarily due to a decrease in ad valorem tax expense.  Ad valorem taxes are accrued throughout the year based on estimated rates and then paid in arears.  The 2016 period included an unfavorable true-up for actual 2015 rates.

Depreciation and amortisation expense, including depletion (“DD&A”). Depreciation and amortisation expense increased by $9.6 million (50.7%) to $28.4 million for the six months ended 30 June 2017 from $18.9 million for the same period in prior year. DD&A was higher in 2017 primarily due to higher production volumes from the Company’s Eagle Ford assets, as well as an increase in the depletable asset value.  The Company’s Oklahoma assets were classified as held for sale and therefore no DD&A was recorded related to the Oklahoma assets in 2017.

General and administrative expenses. G&A expenses increased by $3.3 million (57.7%) to $9.0 million for the six months ended 30 June 2017 from $5.7 million for the same period in prior year. G&A per Boe increased by 23.7% to $7.51 for the six months ended 30 June 2017 as compared to $6.07 per Boe for the same period in prior year.  The increase in G&A was largely due to higher professional service fees ($2.3 million) and higher employee benefit-related expenses ($0.5 million). Cash general and administrative expenses (which excludes non cash share-based compensation expense) per Boe increased by 36.7% to $6.63 for the six months ended 30 June 2017 as compared to $4.85 per Boe for the same prior year period.

Finance costs. Finance costs, net of amounts capitalised to exploration and development, decreased by $0.2 million (3.8%) to $6.0 million for the six-months ended 30 June 2017 as compared to $6.2 million in the same period in prior year. The decrease primarily relates to higher capitalised interest as a result of increased drilling and completion activity in the first half of 2017, relative to the same period in prior year.  This was partially offset by higher interest rates.  The weighted average interest rate on the Company’s outstanding debt at 30 June 2017 was 6.75%.

Gain (loss) on derivative financial instruments. The Company had a net gain on derivative financial instruments during the six months ended 30 June 2017 consisting of $11.3 million of unrealised gain on commodity derivative contracts, offset by $0.5 million of realised losses on commodity derivative contracts. The unrealised gain represents the change in the fair value of the Company’s net derivative position primarily resulting from an increase in the fair value of existing positions due to the decrease in commodity prices since 31 December 2016, contracts that settled during the period and the fair value of new positions.

Loss on sale of non-current assets. In May 2017, the Company completed the sale of interests in its Oklahoma assets for a cash purchase price of $18.5 million (before closing adjustments).  The sale was effective August 1, 2016 and resulted in a pre-tax loss on sale of $1.3 million.

Other income (expense), net. Other expense for the six months ended June 2017, totaled $1.9 million, of which $1.0 million related to a legal settlement with the buyer of its non-operated Phoenix properties (sold in December 2013) for payment of costs not included by the buyer in the final post-closing settlement.  In addition, the Company wrote-off a deposit of $0.6 million due to uncertainty around its collectability.

Adjusted EBITDAX. The Company uses both IFRS and certain non-IFRS measures to assess its performance. Management believes these non-IFRS measures provide useful supplemental information to investors in order that they may evaluate the Company’s financial performance using the same measures as management. Management believes that, as a result, the investor is afforded greater transparency in assessing the financial performance of the Company. These non-IFRS financial measures should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with IFRS.

Adjusted EBITDAX is defined as earnings before interest expense, income taxes, depreciation, depletion and amortisation, property impairments, gain/(loss) on sale of non-current assets, exploration expense, share-based compensation, restructuring charges, gains and losses on commodity hedging, net of settlements of commodity hedging and certain other non-cash or non-recurring income/expense items. For the six-months ended 30 June 2017, adjusted EBITDAX was $22.5 million compared to $20.1 million from the same period in prior year.

The following table presents a reconciliation of the loss attributable to owners of Sundance to Adjusted EBITDAX:

	Six months ended 30 June
	2017	2016
	(unaudited)
IFRS Loss Reconciliation to Adjusted EBITDAX (In $ ‘000s):
Loss attributable to owners of Sundance	$(5,744)	$(20,097)
Income tax expense	1,094	1,420
Finance costs, net of amounts capitalised	5,979	6,213
Loss (gain) on derivative financial instruments	(10,818)	7,637
Settlement of derivative financial instruments	(464)	7,653
Depreciation and amortisation expense	28,415	18,853
Impairment expense (adjustment)	29	(1,052)
Share-based compensation, value of services	1,060	1,155
Loss on sale of non-current assets	1,278	—
Other income (expense), net (1)	1,720	(1,692)
Adjusted EBITDAX	$22,549	$20,090

(1)         Other income (expense) for the period ended 30 June 2017 includes $1.0 million expense related legal settlement with the buyer from a sale of the Company’s assets in 2013, $0.6 million related to a deposit for which collectability is uncertain and $0.1 million of restructuring related costs.  Other income (expense) for the period ended 30 June 2016 includes a gain from an insurance settlement of $2.5 million, restructuring related costs of $0.7 million and an unrealized loss on a foreign currency swap of $0.2 million.

Development

The Company’s development activities during the first half of 2017 totaled $72.2 million, primarily related to drilling 12 gross (11.7 net) operated wells, completion of 10 gross (9.9 net) wells (4 gross (4.0 net) of which had initial production during the period), as well as several capital workovers designed to increase recovery from underperforming wells and installation of infrastructure which enables the Company to sell certain non-operated production at more favorable pricing terms.  As at 30 June 2017, the Company was in the process of drilling 1 gross (1.0 net) well, completing 6 gross (5.9 net) wells, with 2 gross (1.8 net) additional Sundance-operated wells waiting on completion.  As of the date of this report, 6 gross (5.9 net) of the wells in progress at 30 June 2017 have had initial production.

Exploration

During the six months ended 30 June 2017, the Company acquired approximately 3,200 net acres in the McMullen County, Texas area for $5.8 million.

Financial Position and Liquidity

As at 30 June 2017, the Company’s revolving credit facility (“RBL”) with Morgan Stanley was fully drawn with $67 million outstanding and there was $125 million outstanding on the term loan. The Company’s borrowing base was reaffirmed in May 2017 after the completion of the Oklahoma asset sale.  The credit facility covenants include maintaining a minimum Current Ratio of 1.0, a maximum Revolver Debt to EBITDA ratio of 4.0, a minimum interest coverage ratio of 2.0 and a minimum asset coverage ratio (PV9 of proved reserves to total debt) of at least 1.5. The Company was in compliance with its covenants as at 30 June 2017.

During the first half of 2017, the Company generated $33.6 million of cash through its operating activities, an increase of $9.1 million as compared to the same period in 2016. Cash provided by operating activities increased primarily due to an increase in EBITDAX, collection of non-operated revenue and as the result of timing of vendor payments.  At 30 June 2017, the Company had accounts payable and accrued expenses of $54.9 million, an increase of $26.7 million as compared to 31 December 2016 as a result of the Company’s front-loaded 2017 drilling program ($72.2 million of drilling, completion and capital workover costs incurred in the first half of 2017).  The 2017 drilling program is being funded through cash on hand, EBITDAX, the proceeds from the Company’s sale of the Oklahoma assets and the revenue advance discussed below.

On 31 July 2017, the Company entered into an agreement with Vitol Inc. to provide a revenue advance to the Company of $30 million to be repaid through delivery of a portion of the Company’s oil production through 31 March 2018.  The Company will begin repaying the advance in October 2017 at a rate of $20 per gross barrel through 31 December 2017 and $25 per gross barrel beginning 1 January 2018 through 31 March 2018.  The Company’s oil production will continue to be sold at the prevailing market rates, with the Company retaining any differential between market and the aforementioned per barrel repayment amount.  This agreement provides significant near-term liquidity for the Company to complete its 2017 development plan.

Auditor’s Declaration

The auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 6 for the half-year ended 30 June 2017 financial report.

Signed in accordance with a resolution of the Board of Directors.

Mike Hannell

Chairman
Adelaide

Dated this 12th day of September 2017

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES

AUDITOR’S INDEPENDENCE DECLARATION

Deloitte Touche Tohmatsu
A.C.N. 74 490 121 060

Grosvenor Place
225 George Street
Sydney NSW 2000
PO Box N250 Grosvenor Place
Sydney NSW 1217 Australia

DX 10307SSE
Tel: +61 (0) 2 9322 7000
Fax: +61 (0) 2 9322 7001
www.deloitte.com.au

The Board of Directors

Sundance Energy Australia Limited

Ground Floor

28 Greenhill Road

Wayville, South Australia, 5034

13 September 2017

Dear Board Members,

Sundance Energy Australia Limited

In accordance with section 307C of the Corporations Act 2001, I am pleased to provide the following declaration of independence to the directors of Sundance Energy Australia Limited.

As lead audit partner for the review of the financial statements of Sundance Energy Australia Limited for the half-year ended 30 June 2017, I declare that to the best of my knowledge and belief, there have been no contraventions of:

(i)             the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

(ii)          any applicable code of professional conduct in relation to the review.

Yours sincerely,

DELOITTE TOUCHE TOHMATSU

Jason Thorne
Partner
Chartered Accountant

Liability limited by a scheme approved under Professional Standards Legislation

Member of Deloitte Touche Tohmatsu Limited

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES

CONDENSED CONSOLIDATED STATEMENT OF LOSS AND OTHER COMPREHENSIVE LOSS (UNAUDITED)

For the half-year ended 30 June 2017

		Consolidated Group
	Note	30 June 2017 US$’000	30 June 2016 US$’000
Revenue	2	$44,460	$24,216
Lease operating expense	3	(10,439)	(5,372)
Production tax expense		(2,850)	(1,726)
Depreciation and amortisation expense		(28,415)	(18,853)
General and administrative expense	4	(9,015)	(5,717)
Impairment expense (adjustment)	5	(29)	1,052
Finance costs, net of amounts capitalized		(5,979)	(6,213)
Loss on sale of non-current assets	6	(1,278)	—
Gain (loss) on derivative financial instruments, net		10,818	(7,637)
Other income (expense), net	7	(1,923)	1,573

Loss before income tax		(4,650)	(18,677)

Income tax expense	8	(1,094)	(1,420)

Loss attributable to owners of the Company		(5,744)	(20,097)

Other comprehensive loss
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations (no income tax effect)		(29)	(40)

Total other comprehensive loss		(29)	(40)

Total comprehensive loss attributable to owners of the Company		$(5,773)	$(20,137)

		Cents	Cents
Loss per share
Basic	9	(0.5)	(3.5)
Diluted	9	(0.5)	(3.5)

The accompanying notes form part of these unaudited financial statements

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)

As at 30 June 2017

		Consolidated Group
	Note	30 June 2017 US$’000	31 December 2016 US$’000
CURRENT ASSETS
Cash and cash equivalents		$4,318	$17,463
Trade and other receivables		6,297	9,786
Derivative financial instruments	13	2,168	—
Income tax receivables		135	5,204
Other current assets		3,621	4,078
Assets held for sale	10	66,939	18,309
TOTAL CURRENT ASSETS		83,478	54,840

NON-CURRENT ASSETS
Development and production assets		327,028	338,709
Exploration and evaluation expenditure		34,194	34,366
Property and equipment		1,295	1,211
Derivative financial instruments	13	1,860	279
Deferred tax assets		2,264	2,683
TOTAL NON-CURRENT ASSETS		366,641	377,248

TOTAL ASSETS		$450,119	$432,088

CURRENT LIABILITIES
Trade and other payables		$10,407	$3,579
Accrued expenses		44,543	19,995
Derivative financial instruments	13	213	4,579
Provisions, current	11	1,601	2,726
Liabilities held for sale	10	1,242	941
TOTAL CURRENT LIABILITIES		58,006	31,820

NON-CURRENT LIABILITIES
Credit facility, net of deferred financing fees	12	188,395	188,249
Restoration provision		6,754	7,072

Other provisions, non-current	11	3,509	3,299
Derivative financial instruments	13	49	3,215
Other non-current liabilities		296	610
TOTAL NON-CURRENT LIABILITIES		199,003	202,445

TOTAL LIABILITIES		$257,009	$234,265
NET ASSETS		$193,110	$197,823

EQUITY
Issued capital	15	$373,585	$373,585
Share based payments reserve		15,234	14,174
Foreign currency translation reserve		(1,871)	(1,842)
Accumulated deficit		(193,838)	(188,094)
TOTAL EQUITY		$193,110	$197,823

The accompanying notes form part of these unaudited financial statements

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

For the half-year ended 30 June 2017

	Issued	Share Based Payments	Foreign Currency Translation	Accumulated
	Capital	Reserve	Reserve	Deficit	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at 31 December 2015	$308,429	$11,650	$(1,310)	$(142,400)	$176,369

Loss attributable to owners of the Company	—	—	—	(20,097)	(20,097)

Other comprehensive loss for the period	—	—	(40)	—	(40)
Total comprehensive loss for the period	—	—	(40)	(20,097)	(20,137)

Shares issued in connection with private placement	6,088	—	—	—	6,088
Cost of capital, net of tax	(213)	—	—	—	(213)
Stock compensation value of services	—	1,155	—	—	1,155

Balance at 30 June 2016	$314,304	$12,805	$(1,350)	$(162,497)	$163,262

Balance at 31 December 2016	$373,585	$14,174	$(1,842)	$(188,094)	$197,823

Loss attributable to owners of the Company	—	—	—	(5,744)	(5,744)

Other comprehensive loss for the period	—	—	(29)	—	(29)
Total comprehensive loss for the period	—	—	(29)	(5,744)	(5,773)

Stock compensation value of services	—	1,060	—	—	1,060

Balance at 30 June 2017	$373,585	$15,234	$(1,871)	$(193,838)	$193,110

The accompanying notes form part of these unaudited financial statements

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

For the half-year ended 30 June 2017

	Consolidated Group
	30 June 2017 US$’000	30 June 2016 US$’000
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from sales	$48,875	$28,416
Payments to suppliers and employees	(17,919)	(14,968)
Receipts from (payments for) commodity derivatives, net	(1,042)	9,136
Income taxes received, net	3,896	—
Other operating activities	(238)	1,908

NET CASH PROVIDED BY OPERATING ACTIVITIES	33,572	24,492

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for development expenditure	(47,681)	(20,429)
Payments for exploration expenditure	(7,589)	(1,019)
Sale of non-current assets	14,478	—
Payments for acquisition of oil and gas properties	—	(1,600)
Payments for property and equipment	(399)	(5)

NET CASH USED IN INVESTING ACTIVITIES	(41,191)	(23,053)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the issuance of shares	—	6,088
Payments for the costs of capital raisings	—	(253)
Purchase of foreign currency derivative contracts	—	(391)
Borrowing costs paid, net of capitalised portion	(5,272)	(8,809)
Proceeds from borrowings	16,699	—
Repayments of borrowings	(16,949)	—

NET CASH USED IN FINANCING ACTIVITIES	(5,522)	(3,365)

Net decrease in cash and cash equivalents held	(13,141)	(1,926)

Cash and cash equivalents at beginning of period	17,463	3,468
Effect of exchange rates on cash and cash equivalents	(4)	(68)
Cash and cash equivalents at end of period	$4,318 3	$1,474

The accompanying notes form part of these unaudited financial statements

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES

SELECTED EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

For the half-year ended 30 June 2017

NOTE 1 - BASIS OF PREPARATION

The unaudited general purpose financial statements of Sundance Energy Australia Limited (“SEAL”) and its wholly owned subsidiaries, (collectively, the “Company”, “Consolidated Group” or “Group”), for the interim half-year reporting period ended 30 June 2017 have been prepared in accordance with the Corporations Act 2001 and Australian Accounting Standards Board (“AASB”) 134 Interim Financial Reporting. These condensed consolidated financial statements comply with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements as at 31 December 2016 and any public announcements made by the Company during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies and methods of computation that are discussed in Note 1 of the Company’s 31 December 2016 annual financial statements have been consistently applied to the half-year reporting period ended 30 June 2017 unless otherwise stated. The Company did not adopt any of the standards that have been issued by the AASB and the IASB, but were not mandatorily applicable during the period and is in the process of assessing the impact of adopting such standards.

The condensed consolidated financial statements and accompanying notes are presented in U.S. dollars and all values are rounded to the nearest thousand (US$’000), except where stated otherwise.

NOTE 2 - REVENUE

	Six months ended 30 June
	2017 US$’000	2016 US$’000
Oil sales	$37,505	$21,021
Natural gas sales	4,152	1,427
Natural gas liquid (“NGL”) sales	2,803	1,768
Total revenue	$44,460	$24,216

NOTE 3 — LEASE OPERATING EXPENSE

	Six months ended 30 June
	2017 US$’000	2016 US$’000
Lease operating expense	$(7,535)	$(5,042)
Workover expense	(2,904)	(330)
Total lease operating expense	$(10,439)	$(5,372)

NOTE 4 — GENERAL AND ADMINISTRATIVE EXPENSE

	Six months ended 30 June
	2017 US$’000	2016 US$’000
Employee benefits expense, including wages and salaries	$(3,091)	$(2,930)
Administrative expense	(5,924)	(2,787)
Total general and administrative expense	$(9,015)	$(5,717)

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES

SELECTED EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

For the half-year ended 30 June 2017

NOTE 5 — IMPAIRMENT OF NON-CURRENT ASSETS

At 30 June 2017, the Group reassessed the carrying amount of its non-current assets for indicators of impairment or whether there is any indication that an impairment loss may no longer exist or may have decreased in accordance with the Group’s accounting policy.  As at 30 June 2017, the Company determined there was no indication of impairment or impairment reversal for its Eagle Ford oil and gas assets.

The Company recorded $29 thousand of impairment expense for additional costs incurred in the six-month period ended 30 June 2017 in connection with its PEL570 concession in the Cooper Basin, which the Company impaired to nil in 2016.

NOTE 6 — LOSS ON SALE OF NONCURRENT ASSETS

In May 2017, the Company completed the sale of its interest in its Oklahoma oil and gas properties and certain other related assets and liabilities for a cash purchase price of $18.5 million (before closing adjustments).  The sale was effective August 1, 2016 and resulted in a pre-tax loss of $1.3 million. As part of the sale, the Company was also no longer liable for restoration provision obligations of $0.9 million at 30 June 2017.

NOTE 7 — OTHER INCOME (EXPENSE), NET

	Six months ended 30 June
	2017 US$’000	2016 US$’000
Insurance proceeds	$—	$2,500
Litigation settlement	(988)	—
Restructuring expenses	(127)	(708)
Deposit written off due to uncertain collectability	(605)	—
Unrealized loss on foreign currency derivatives	—	(141)
Other	(203)	(78)
Total other income (expense), net	$(1,923)	$1,573

In August 2015, the buyer of the Company’s non-operated North Dakota properties (sold in December 2013) filed a lawsuit against the Company seeking payment for costs not included by the buyer in the final post-closing settlement.  In August 2017, a jury ruled in favor of the buyer and as a result, the Company is liable for $1.0 million of damages.  The Company is currently evaluating its options for appeal.  However, the Company has established a liability for such damages.

The restructuring expenses recorded during the six months ended 30 June 2017 represent the change in estimate of the Company’s provision for office space consolidation.

NOTE 8 — INCOME TAX EXPENSE (BENEFIT)

During the six months ended 30 June 2017 the Company recognised income tax expense of $1.1 million on a pre-tax loss of $4.7 million, representing (24)% of pre-tax loss. The difference between the prima facie tax expense of $1.1 million at the Company’s statutory income tax rate of 30% is primarily due to the impact of unrecognized tax benefits.

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES

SELECTED EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

For the half-year ended 30 June 2017

NOTE 9 —LOSS PER SHARE

	Six-months ended 30 June
	2017	2016
	US$’000	US$’000
Loss for periods used to calculate basic and diluted EPS	$(5,744)	$(20,097)

	Number of shares	Number of shares

-Weighted average number of ordinary shares outstanding during the period used in calculation of basic EPS	1,250,949,446	568,847,433
-Incremental shares related to options and restricted share units	Nil	Nil
-Weighted average number of ordinary shares outstanding during the period used in calculation of diluted EPS	1,250,949,446	568,847,433

For the six months ended 30 June 2017 and 2016, incremental shares related to options and restricted share units were excluded from the weighted average number of ordinary shares outstanding during the period used in calculation of diluted EPS as the outstanding shares would be anti-dilutive to the loss per share calculation for the period then ended.

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES

SELECTED EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

For the half-year ended 30 June 2017

NOTE 10 — ASSETS HELD FOR SALE

As at 30 June 2017, the condensed consolidated statement of financial position includes $67.0 million of assets and $1.2 million of liabilities as held for sale, comprised of the following:

	30 June 2017	31 December 2016
	US$’000	US$’000
Mississippian/Woodford
Development and production assets	$—	$18,309
Exploration and evaluation expenditure	—	—
Eagle Ford – Dimmit County
Development and production assets	59,079	—
Exploration and evaluation expenditure	7,860	—
Total assets held for sale	$66,939	$18,309

Restoration provision associated with held-for-sale developed assets	$1,242	$941
Total liabilities held for sale	$1,242	$941

In June 2017, the Company committed to a plan to sell its Dimmit County, Texas assets.  The Company believes the sale of the aforementioned assets is highly probable within one year of 30 June 2017.  Sale of the Dimmit assets will provide additional capital for further development of the Company’s core McMullen county assets.

As at 30 June 2017, certain of the Company’s assets held for sale were included in the borrowing base value under the Company’s Credit Agreement. Upon the sale of these assets, the lender may elect to reduce the then effective borrowing base by an amount equal to the value attributed to those assets if the value of the remaining assets does not meet the prescribed asset coverage thresholds. There are many variables that affect the lender’s determination of borrowing base value at any point in time and therefore it is difficult for the Company to estimate the borrowing base value at an undetermined point in the future so the amount that would be required to be repaid, if any, is uncertain.

In May 2017, the Company completed its sale of its Mississippian/Woodford assets located in Oklahoma, which were classified as held for sale at 31 December 2016.  See Note 6.

NOTE 11 — OTHER PROVISIONS

	Third-party refracture	Office space consolidation

Balance at 31 December 2016 (1)	$5,780	$245
Changes in estimates	602	118
Settlements	(1,557)	(104)
Unwinding of discount	25	1
Balance at 30 June 2017(1)	$4,850	$260

(1)         As at 31 December 2016, $2.6 million and $0.2 million of the provision for the third-party refracture and office space consolidation, respectively, were classified as current.  As at 30 June 2017, $1.4 million and $0.2 million of the provision for the third-party refracture and office space consolidation, respectively, were classified as current.

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES

SELECTED EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

For the half-year ended 30 June 2017

NOTE 11 — OTHER PROVISIONS (CONT)

During 2016, the Company entered into an agreement with Schlumberger Limited (“Schlumberger”) to re-fracture five Eagle Ford wells.  Under the terms of the agreement, Schlumberger will be paid for the services, plus a premium (if applicable), from the incremental production generated by the re-fractured wells above the forecasted base production prior to the re-fracture work. The five-year agreement terminates in 2021.  The estimate of the payout amount requires judgements regarding future production, pricing, operating costs and discount rates.  During the six months ended 30 June 2017, the Company paid $1.6 million to Schlumberger based on the net revenue from incremental production during the period.

During 2016, the Company also recognized a provision related to certain office space that will no longer be used as a result of office space consolidation. The office-lease-related costs represents the Company’s estimate of future obligations under the operating leases, net of anticipated sublease income, which was revised as of 30 June 2017.  The Company’s office lease is in place through October 2019.

NOTE 12 — CREDIT FACILITIES

	30 June 2017	31 December 2016
	US$’000	US$’000
Morgan Stanley Revolving Facility	$66,500	$66,750
Morgan Stanley Term Loan	125,000	125,000
Total credit facilities	191,500	191,750
Deferred financing fees	(3,105)	(3,501)
Total credit facilities, net of deferred financing fees	$188,395	$188,249

On May 14, 2015, Sundance Energy Australia Limited and Sundance Energy, Inc. entered into a Credit Agreement (the “Credit Agreement”) with Morgan Stanley Energy Capital, Inc., as administrative agent (“Agent”) and the lenders from time to time party thereto, which provides for a $300 million senior secured revolving credit facility (the “Revolving Facility”) and a term loan of $125 million (the “Term Loan”). The Revolving Facility is subject to a borrowing base, which is redetermined at least semi-annually. The borrowing base was reaffirmed at $67 million in the second quarter of 2017, following the sale of the Company’s Oklahoma assets. The Revolving Facility has a five year term (matures in May 2020) and the Term Loan has a 5 ½ year term (matures in November 2020). If upon any downward adjustment of the borrowing base, the outstanding borrowings are in excess of the revised borrowing base, the Company may have to repay its indebtedness in excess of the borrowing base immediately, or in five monthly installments.

The Company had a $0.5 million letter of credit outstanding on its Revolving Facility and therefore had no borrowing availability as at 30 June 2017.

Interest on the Revolving Facility accrues at a rate equal to LIBOR, plus a margin ranging from 2% to 3% depending on the level of funds borrowed. Interest on the Term Loan accrues at a rate equal to the greater of (i) LIBOR, plus 7% or (ii) 8%.

As at 30 June 2017, the Company was in compliance with all financial and other covenants under the Credit Agreement.

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES

SELECTED EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

For the half-year ended 30 June 2017

NOTE 13 — DERIVATIVE FINANCIAL INSTRUMENTS

	30 June 2017	31 December 2016
	US$’000	US$’000
FINANCIAL ASSETS:
Current
Derivative financial instruments – commodity contracts	$2,168	$—
Non-current
Derivative financial instruments – commodity contracts	1,860	279
Total financial liabilities	$4,028	$279

FINANCIAL LIABILITIES:
Current
Derivative financial instruments – commodity contracts	$213	$4,579
Non-current
Derivative financial instruments – commodity contracts	49	3,215
Total financial liabilities	$262	$7,794

The Company realised a net gain of $10.8 million related to its commodity derivative financial instruments during the six months ended 30 June 2017, consisting of a $11.3 million unrealised gain resulting from the change in fair value of the commodity derivative financial instruments, offset by $0.5 million of realised losses from the settlement of commodity derivative contracts. The commodity derivative activity has been recognised in the condensed consolidated statement of loss and other comprehensive loss within gain (loss) on derivative financial instruments, net.

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES

SELECTED EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

For the half-year ended 30 June 2017

NOTE 14 — FAIR VALUE MEASUREMENT

The following table presents financial assets and liabilities measured at fair value in the condensed consolidated statement of financial position in accordance with the fair value hierarchy. This hierarchy groups financial assets and liabilities into three levels based on the significance of inputs used in measuring the fair value of the financial assets and liabilities. The fair value hierarchy has the following levels:

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2:	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3:	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Level within which the financial asset or liability is classified is determined based on the lowest level of significant input to the fair value measurement. The financial assets and liabilities measured at fair value in the condensed consolidated statement of financial position are grouped into the fair value hierarchy as follows:

Consolidated 30 June 2017
(US$’000)	Level 1	Level 2	Level 3	Total
Assets measured at fair value
Derivative commodity contracts	$—	$4,028	$—	$4,028

Liabilities measured at fair value
Derivative commodity contracts	—	(262)	—	(262)

Net fair value	$—	$3,766	$—	$3,766

Consolidated 31 December 2016
(US$’000)	Level 1	Level 2	Level 3	Total
Assets measured at fair value

Derivative commodity contracts	$—	$279	$—	$279

Liabilities measured at fair value
Derivative commodity contracts	—	(7,794)	—	(7,794)
Net fair value	$—	$(7,515)	$—	$(7,515)

During the half-year reporting periods ended 30 June 2017 and 2016 there were no transfers between Level 1 and Level 2 fair value measurements, and no transfer into or out of Level 3 fair value measurements.

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES

SELECTED EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

For the half-year ended 30 June 2017

NOTE 14 — FAIR VALUE MEASUREMENT (CONT)

Measurement of Fair Value

a)         Derivatives

The Company’s derivative instruments consist of commodity contracts (primarily swaps and collars).  The Company utilises present value techniques and option-pricing models for valuing its derivatives. Inputs to these valuation techniques include published forward prices, volatilities, and credit risk considerations, including the incorporation of published interest rates and credit spreads. All of the significant inputs are observable, either directly or indirectly; therefore, the Company’s derivative instruments are included within the Level 2 fair value hierarchy.

b)         Credit Facilities

As at 30 June 2017, the Company had $125 million and $67 million of principal debt outstanding on the Revolving Facility and the Term Loan, respectively. The estimated fair value of the Term Loan was approximately $123 million, based on indirect, observable inputs (Level 2) regarding interest rates available to the Company. The fair value of the Term Loan was determined by using a discounted cash flow model using a discount rate that reflects the Company’s assumed borrowing rate at the end of the reporting period. The Company’s Revolving Facility has a recorded value that approximates its fair value as its variable interest rate is tied to current market rates and the applicable margins of 2%-3% represent market rates.

c)          Other Financial Instruments

The carrying amounts of cash, accounts receivable, accounts payable and accrued liabilities approximate fair value due to their short- term nature.

NOTE 15 - ISSUED CAPITAL

Total ordinary shares issued at each period end are fully paid.

a)         Ordinary Shares

Number of Shares
Total shares issued at 31 December 2016	1,249,351,617
Restricted share units converted to ordinary shares	3,897,911
Total shares issued at 30 June 2017	1,253,249,528

Ordinary shares participate in dividends and the distribution of assets on winding of the parent entity in proportion to the number of shares held. At shareholders’ meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

b)         Issued Capital

30 June 2017
US$’000
Beginning of period	$373,585
Costs of capital raising during the period, net of tax benefit	—
Closing balance at end of period	$373,585

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES

SELECTED EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

For the half-year ended 30 June 2017

NOTE 16 — SHARE BASED PAYMENTS

During the six month ended 30 June 2017 and 2016, the Company recognized share based compensation expense of $0.9 million and $1.2 million, respectively, comprised of RSUs (equity-settled) and deferred cash awards (may be cash-settled).

Restricted Share Units

During the six months ended 30 June 2017, the shareholders and Board of Directors granted 10,851,858 of long term incentive restricted share units (“RSUs”) to the Company’s Chief Executive Officer (“CEO”) and certain other employees. All RSU awards were made in accordance with the Company’s incentive compensation plans and include 3,724,191 and 6,627,667 of absolute total shareholder return (“ATSR”) RSUs issued to the Company’s CEO and certain other employees, respectively (total of 10,351,858). The details of the plan and ATSR RSUs are described in more detail in the remuneration section of the Directors’ Report of the Company’s Annual Report for the year ended 31 December 2016. RSU expense totaled $1.1 million and $1.2 million for the six months ended 30 June 2017 and 2016, respectively.  This information is summarised for the Consolidated Group for the six months ended 30 June 2017 below:

		Weighted Average Fair Value
	Number of RSUs	at Measurement Date
Outstanding at beginning of period	23,782,201	A$	0.34
Issued or Issuable	10,851,858	A$	0.10
Forfeited	(1,603,491)	A$	0.14
Converted to ordinary shares	(3,897,911)	A$	0.43
Outstanding at end of period	29,132,657	A$	0.24
Vested at end of period	—	—

The following table summarises the RSUs granted and their related grant date, fair value and vesting conditions for the six months ended 30 June 2017:

Grant Date	Number of RSUs	Fair Value at Measurement Date (Per RSU in US$)	Vesting Conditions
3 Jan 2017	250,000	$0.16	25% vest on 3 April 2017 and 25% on 3 January 2018, 2019 and 2020
9 Jan 2017	250,000	$0.17	25% vest on 9 April 2017 and 25% on 9 January 2018, 2019 and 2020
17 Feb 2017	6,627,667	$0.09	0% - 150% based on 3-year ATSR
25 May 2017	3,724,191	$0.04	0% - 150% based on 3-year ATSR
	10,851,858

Deferred Cash Awards

During the six months ended 30 June 2017, the Board of Directors granted $1,504,125 in deferred cash awards to the CEO and certain other executives. Under the deferred cash plan, awards may vest between 0%-300%, earned through appreciation in the price of Sundance’s ordinary shares during 2017, 2018 and 2019 (33% of award will be evaluated for vesting at each period end).  The details of the award is described in more detail in the remuneration section of the Directors’ Report of the Company’s Annual Report for the year ended 31 December 2016. The estimated fair value of all outstanding deferred cash awards as at 30 June 2016 was $27 thousand.

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES

SELECTED EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

For the half-year ended 30 June 2017

NOTE 17 — OPERATING SEGMENTS

The Company’s strategic focus is the exploration, development and production of large, repeatable onshore resource plays in North America. All of the basins and/or formations in which the Company operates in North America have common operational characteristics, challenges and economic characteristics. As such, Management has determined, based upon the reports reviewed and used to make strategic decisions by the Chief Operating Decision Maker (“CODM”), whom is the Company’s Managing Director and CEO, that the Company has one reportable segment being oil and natural gas exploration and production in North America. As at 30 June 2017, all statement of profit or loss and other comprehensive income activity was attributed to its reportable segment with the exception of $29 thousand of pre-tax impairment expense, which related to the impairment of its Cooper Basin assets in Australia.

NOTE 18 — CONTINGENT ASSETS AND LIABILITIES

At the date of signing this report, the Group is not aware of any contingent assets or liabilities that should be recognized or disclosed in accordance with AASB 137/IAS 37 — Provisions, Contingent Liabilities and Contingent Assets.

NOTE 19 — EVENTS AFTER THE REPORTING PERIOD

On 31 July 2017, the Company entered into an agreement with Vitol Inc. to provide a revenue advance to the Company of $30 million to be repaid through delivery of the Company’s oil production through 31 March 2018.  The Company will begin repaying the advance in October 2017 at a rate of $20 per gross barrel through 31 December 2017 and $25 per gross barrel beginning 1 January 2018 through 31 March 2018.  The Company’s oil production will continue to be sold at the prevailing market rates, with the Company retaining any differential between market and the aforementioned per barrel repayment amount.

DIRECTORS’ DECLARATION

In accordance with a resolution of the directors of Sundance Energy Australia Limited, I state that:

In the opinion of the directors:

1.              The financial statements and notes of Sundance Energy Australia Limited for the half-year ended 30 June 2017 are in accordance with the Corporations Act 2001, and:

a)             give a true and fair view of the consolidated entity’s financial position as at 30 June 2017 and of its performance for the half-year ended on that date, and;

b)             comply with Australian Accounting Standards and the Corporations Regulations 2001 and Standards, as discussed in Note 1.

2.              There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

On behalf of the Board of Directors.

Mike Hannell

Chairman Adelaide
Dated this 12th day of September 2017